July 3, 2025

Jenifer Gallagher

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Dear Jenifer Gallagher:

Following are responses to the SEC’s phone conversation with us on June 27, 2025 and comments emailed to our office on May 30, 2025, relating to our correspondence letter dated May 14, 2025 for the Company’s Form 10-K for the Fiscal Year ended December 31, 2024, filed March 31, 2025, File No. 001-41320. We have discussed our planned responses with internal staff, our legal counsel, and our auditors, and submit the following responses:

Form 10-K for the Fiscal Year ended December 31, 2024 Cash Costs and All-In Sustaining Costs Reconciliations to Generally Accepted Accounting Principles ("GAAP"), page 41

1.

Comment: We note your response to prior comment 2 stating that sustaining capital adjustments made in computing AISC include depreciation “that sustains production activities” although you do not indicate the extent to which depreciation and amortization correlates with that criteria or identify the other components, and you have not submitted any proposed disclosure revisions.

Given that your depreciation and amortization expense was $1,953,388 and $1,466,703 for 2024 and 2023, while your “sustaining capital” adjustment was $3,385,893 and $2,458,737 for these periods, further details appear to be necessary to adequately describe the composition of the adjustments.

Please expand your disclosure to explain how the sustaining capital adjustments are calculated or estimated for each period, and provide specific details about the change in computation made in 2024, including quantification of the items involved and your rationale. Please clarify whether you regard all of the depreciation and amortization reported in the financial statements as a component of this adjustment or only a portion, and explain how the amount included was determined to have the quality of sustaining production activities, considering that it is a historical cost and the ability to sustain future production activities implies an incremental future cost.

Please identify the other components that comprise your sustaining capital adjustments and explain how these components have changed each period and state the reasons. We reissue prior comment 2.

Response: Sustaining capital is calculated by adding depreciation/amortization, plus Golden Chest development costs and subtracting amortization of Golden Chest development. The calculations for 2024 and 2023 are as follows:

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Depreciation and amortization is included because we believe it is a good estimate of property, plant, and equipment wear and tear/replacement costs that maintain the existing capacity of the assets. We included Golden Chest development costs because it is the cost required to develop the main access ramp of the mine to sustain gold production and access our reserves and resources. The amortization of Golden Chest development is excluded as that would be double counting this expense over time.

Prior to the change in computation of sustaining capital, only the property, plant and equipment costs that were not financed were included and we did not include the costs to develop the main access ramp. We believe the change in computation will provide a more accurate measurement of sustaining capital.

Proposed Disclosure: We propose to add the yellow highlighted sentence to our existing AISC disclosure which is on page 41 of our 2024 Form 10-K.

Cash Costs and All-In Sustaining Costs Reconciliation to Generally Accepted Accounting Principles (“GAAP”)

Reconciliation of cost of sales and other direct production costs and depreciation, depletion, and amortization (GAAP) to cash cost per ounce and All-In Sustaining Costs (“AISC”) per ounce (non-GAAP).

The table below presents reconciliations between the most comparable GAAP measure of cost of sales and other direct production costs and depreciation, depletion, and amortization to the non-GAAP measures of cash cost per ounce produced and all in sustaining costs per ounce produced for the Company’s gold production for the years ended December 31, 2024, and 2023. The cost per ounce calculations are based on ounces produced. Upon sale, the Company typically receives payment at an average rate of 90% of ounces produced after smelting and refining charges are deducted.

Cash cost per ounce is an important operating measure that we utilize to measure operating performance. AISC per ounce is an important measure that we utilize to assess net cash flow after costs for pre-development, exploration, reclamation, and sustaining capital. Current GAAP measures used in the mining industry, such as cost of goods sold do not capture all the expenditures incurred to discover, develop, and sustain gold production. During 2024, the Company changed the way sustaining capital is calculated to better reflect actual costs required to sustain mining operations. Prior periods have been restated in the table below to reflect this change. Idaho Strategic calculates sustaining capital by including depreciation and amortization as an estimate of property, plant, and equipment wear and tear necessary to maintain production capacity, plus Golden Chest capitalized development costs, net of current period amortization, to reflect expenses for sustaining mine access and gold production.

Financial Statements Note 2 - Summary of Significant Accounting Policies Mine Exploration and Development Costs, page F-9

2.

Comment: We understand from your response to prior comment 4 that you have used combined estimates of inferred, indicated, and measured resources as well as proven and probable reserves in calculating depreciation and amortization expense, and that you intend to include disclosure that would describe this as “utilizing a systematic manner of recoverable tonnes of mineral resources and reserves,” although you propose to discontinue the practice of including inferred resources in the computation.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Response: Yes, we will discontinue the practice of including inferred resources in the computation of the “expected useful” life as these tonnes can be relatively uncertain and their exclusion will provide a risk-adjusted methodology in the calculation of “expected useful life.”

Comment: Please explain to us whether your reference to “recoverable” tonnes is correlated with any historical adjustments to the resource and reserve estimates in determining the quantities utilized in your calculations of depreciation and amortization expense.

Response: The reference to “recoverable” tonnes is not correlated to any historical adjustments to the resource and reserve estimates. Reserve and resource estimates have always contained only recoverable tonnes.

Comment: Given the criteria in FASB ASC 360-10-35-4, requiring an allocation of costs over the “expected useful life” of the asset in a “systematic and rational” manner, your accounting policy related to depreciation and amortization expense should clarify the extent to which resources that are excluded from the cash flow analyses and life-of- mine plans underlying estimates of proven and probable reserves in the technical report summary, are nevertheless considered to be part of the expected useful life of the mine in allocating costs that have been capitalized (based on the units-of- production method), along with your rationale and representation in this regard.

Response: Currently, the Main Access Ramp (MAR) at the Golden Chest provides the access to the proven and probable reserves and over 90% of the measured and indicated resources are located in the immediate vicinity of the MAR along the Idaho fault corridor. Given that the MAR is the largest capital expense at the mine and this ramp will provide access to the measured and indicated resources currently defined, the Company believes the “expected useful life” of the asset is greater than the reserve tonnage alone. For this reason, the Company believes that the inclusion of measured and indicated resources along with reserves is the most accurate representation of the “expected useful life” of the Golden Chest mine and is a “systemic and rational” method to calculate depreciation and amortization in accordance with FASB ASC 360-10-35-4.

Comment: Under these circumstances you should also discuss this approach as a critical accounting policy in MD&A, along with further details of your rationale, to include material assumptions and uncertainties. For example, discuss the nature and type of mineralization, the degree to which continuity has been established, drill hole spacing for the respective resource categories, extent of interpolation vs. extrapolation applied in the estimations, and extent of recent conversions of resources to reserves.

Response: The Golden Chest deposit is generally considered an orogenic gold system. The ore is associated with faults/veins that geologically are relatively continuous. Known cross cutting faults that control mineralization are modeled as such in the geologic model. The ore occurs in shoots that are of varying width near the Idaho fault, as such the Company applies what it considers a conservative definition of measured and indicated resources.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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All of the categories above must also meet the 2 gram per tonne cut off at the diluted minimum mining width. The mineralizing system has been drilled for 1,150 meters on strike and 360 meters down-dip. The Company feels that this illustrates the geologic continuity of the mineralizing structures. Indicated resources are 75% to 80% interpolated with the remainder extrapolated. Measured resources are 90-100% interpolated. The conversion rate of measured and indicated resources (M+I) has been approximately 40% of converted to reserves and the Company anticipates that more drilling will increase this conversion rate.

Comment: If your expectations of useful life involve assumptions based on matters that are highly uncertain and reasonably likely to change, these should be identified and discussed in terms of their particular sensitivity to change, and updated each period to identify any material instances of actual experience that does not align with those assumptions and the implications. If you include resource quantities for which either economic viability has not been established, or a decision to mine has not yet been made, further details should be provided to clarify why these are appropriately considered to be part of the expected useful life of the mine, in your view.

Response: The Company does not believe that its expectations of useful life are highly uncertain since it now will exclude the use of inferred resources. The use of measured and indicated resources which are both defined by SK-1300 as estimated with confidence sufficient to support mine planning and the economic evaluation of the deposit further remove uncertainty. The Company’s rules for determining measured resources, 3 samples per 25 meters search radius, and indicated resources, 2 samples per 50 meters search radius, remove highly uncertain tonnages from the amortization base.

Additionally, the Company’s resource estimations are based on gold cutoff grades that are defined by economic and operating parameters such as gold price, operating costs, and metallurgical recovery which indicate economic viability and should be included in the expected useful life of the Golden Chest mine.

Comment: Given the different levels of uncertainty associated with each category of resources, also clarify the extent to which you have risk adjusted the volumes, as would appear to be necessary in establishing an appropriate view on the expected useful life of the mine, for use in your calculations of depreciation and amortization expense.

Response: The Company believes that by removing inferred resources from the useful life expectation of the mine that it has risk-adjusted the volumes. Additionally, the conservative estimation parameters for measured and indicated resources as mentioned above and detailed in the technical report summary further remove uncertain volumes from the expected useful life of the Golden Chest mine.

Proposed Disclosure: We propose to add the yellow highlighted sentences to our existing Mine Exploration and Development Costs Note on page F-9 of our 2024 10-K.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Mine Exploration and Development Costs

The Company expenses exploration costs as such in the period they occur. The exploration stage occurs up until the point ore reserves are identified. The pre-development stage begins once the Company identifies ore reserves which is based on a determination whether an ore body can be economically developed. Expenditures incurred during the pre-development stage are capitalized as deferred development costs and include such costs for drifts, ramps, and infrastructure. Costs to improve, alter, or rehabilitate primary development assets which appreciably extend the life, increase capacity, or improve the efficiency or safety of such assets are also capitalized. The pre-development stage ends when the production stage of ore reserves begins, thus entering the secondary development stage.

Drilling, and related costs are either classified as exploration, pre-development or secondary development, as defined above, and charged to operations as incurred, or capitalized, based on the following criteria:

•	whether the costs are incurred to further define resources or exploration targets at and adjacent to existing reserve areas or intended to assist with mine planning within a reserve area;
•	whether the drilling or development costs relate to an ore body that has been determined to be commercially mineable, and a decision has been made to put the ore body into commercial production; and
•

whether, at the time the cost is incurred: (a) the expenditure embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) we can obtain the benefit and control others’ access to it, and (c) the transaction or event giving rise to our right to or control of the benefit has already occurred.

If all of these criteria are met, drilling, development and related costs are capitalized. Drilling and development costs not meeting all of these criteria are expensed as incurred. The following factors are considered in determining whether or not the criteria listed above have been met, and capitalization of drilling and development costs is appropriate:

•	completion of a favorable economic study and mine plan for the ore body targeted;
•	authorization of development of the ore body by management and/or the Board of Directors; and
•

there is a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues and/or contractual requirements necessary for us to have the right to or control of the future benefit from the targeted ore body have been met.

Amortization of development costs is calculated using the units-of-production method over the expected life as per FASB ASC 360-10-35-4. This includes the cost to define proven and probable reserves and measured and indicated resources accessible via the main access ramp. Measured resources are 90-100% interpolated, and indicated resources 75-80% interpolated, using a 2 grams per tonne gold cut-off grade at the diluted minimum mining width. Conservative estimation parameters (three samples within 25 meters for measured, two within 50 meters for indicated) and economic factors ensure viability. Inferred resources are excluded to reduce uncertainty, and therefore, the volumes are risk-adjusted. Assumptions are regularly evaluated, with material deviations disclosed to ensure a systematic and rational cost allocation. More information on the Company’s reserves and resources can be found in the Technical Report Summary For the Golden Chest Mine which is included as Exhibit 96.1 to this report.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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Closing Comments

In accordance with the Staff’s request, we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Grant Brackebusch

Vice President, Chief Financial Officer

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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